Carlyle GMS Finance, Inc. 520 Madison Avenue, 38th Floor New York, New York 10022	Matthew Cottrell Secretary (212) 813-4900

May 4, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering April 12, 2015 through April 12, 2016 for Carlyle GMS Finance, Inc. (814-00995) and NF Investment Corp. (814-01004)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), please find the following information with respect to the Carlyle GMS Finance, Inc. (“Carlyle GMS Finance”) and NF Investment Corp. (“NF Investment” each a “Company” and collectively with Carlyle GMS Finance, the “Companies”). Please note for the Commission’s records, the following:

a.	A copy of the Companies’ executed Joint Fidelity Bond is enclosed under Exhibit 1;

b.	A copy of the resolution from the March 11, 2015 meeting of Carlyle GMS Finance’s Board of Directors at which a majority of directors not were considered “interested persons” within the meaning of the Investment Company Act, approving the amount, type, form and coverage of the Joint Fidelity Bond as enclosed under Exhibit 2;

c.	If the Companies were not participants in the Joint Fidelity Bond, they would have each maintained a single insured bond which in the aggregate would not have exceeded $1,600,000;

d.	The Joint Fidelity Bond will cover the period from April 12, 2015 through April 12, 2016;

e.	The premiums have been paid for the period from April 12, 2015 through April 12, 2016; and

f.	A copy of the agreement between each Company and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 3.

Please contact me if you have any questions or require additional information.

Very truly yours,

\s\ Matthew Cottrell
Matthew Cottrell
Secretary

Enclosures